I IN THE SKY, INC.

1315 5th Street South

Hopkins, MN  55313

VIA EDGAR

January 6, 2014

Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      I In The Sky Inc.

            Amendment No. 1 to

            Registration Statement on Form S-1

            Filed: November 12, 2013

            File No. 333-192272

Dear Mr. Spirgel:

This letter is in response to your comment letter dated December 9, 2013, with regard to the Amendment No. 1 to the Form S-1 filing of I In The Sky Inc., a Nevada corporation (“I in the Sky” or the "Company") filed on November 12, 2013.  Responses to each comment have been keyed to your comment letter.

General

1.       No written materials were provided to the shareholders, the shares that were issued were for consulting services.  We are not aware of any research reports published about I in the Sky, nor did we publish or distribute any research reports.  Our offering is self-underwritten, and no broker or dealer is or will participate in our offering.

Calculation of Registration Fee Table

2.      This has been updated to identify Rule 457 (o).

Prospectus Cover Page

3.      This disclosure has been revised and updated accordingly to reflect that the company is a shell company.

4.      This disclosure has been revised and updated accordingly throughout the prospectus.

5.      The proceeds table has been revised to reflect if 25%, 50%, or 75% of the shares being offered are sold.

Summary of Prospectus

6.      This summary has been updated to provide a description of our proposed business and our lack of current operations.

7.      The summary has been updated to reflect Management’s discussion of the pros and cons of becoming a public company.

8.      This disclosure has been updated in the summary and throughout the prospectus.

9.      The summary has been updated to disclose that the company, officers, directors, promoters or other affiliates intend for the company to be used as a vehicle for a private company to become a reporting company

10.  This section, the risk factor and the Plan of Distribution section have been revised accordingly.

The Offering, page 4

11.  The prospectus has been updated throughout to reflect net proceeds rather than gross proceeds.

Risk Factors, page 5

12.  This risk factor has been added.

Our officers and director own 90.2% of the outstanding shares of our common stock…, page 14

13.  This section has been updated to reflect the limitations on resale of shares in shell companies under Rule 144.

Description of Business, page 24

14.  The disclosure has been updated.

Reports, page 29

15.  This item has been addressed and update throughout the prospectus.

Certain Relationships and Related Transactions, page 38

16.  This disclosure has been updated to disclose the services.  The Company believes that there is no additional disclosure regarding the status of the selling shareholders as promoters as none of the selling shareholders, directly or indirectly, by themselves or in conjunction with others, have taken initiative in organizing the business.

Note 6 – Related Party Transactions, page 51

17.  This disclosure has been updated in Note 6 and as well in the Liquidity and Capital section of the MD&A.

Recent Sales of Unregistered Securities, page 53

18.  This disclosure has been updated.

Please contact me with any further comments or questions.  The Company will file the redlined version of the S-1/A and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (michaelpstaples@aol.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Michael Staples

_____________________

Michael Staples, President